UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Daiwa Butsuryu Kabushiki Kaisha
(Name of Subject Company)

Daiwa Logistics Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Daiwa House Industry Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Hidenori Nakagawa
TMI Associates
23rd Floor, Roppongi Hills Mori Tower
6-10-1 Roppongi, Minato-ku, Tokyo 106-6123, Japan
Telephone: +81 (0) 3-6438-5511
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 13, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The Proxy Statement of Daiwa House Industry Co., Ltd., dated June 5, 2006, is attached hereto as Attachment 1(a).

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each of the documents filed as Exhibit A and Exhibit B.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Amendment to this Form CB:

Exhibit No.	Description
A	English translation of press release, dated March 13, 2006, and submitted to the Tokyo JASDAQ Stock Exchange, Inc., the Osaka Securities Co., Ltd. and the Jasdaq Securities Exchange, Inc., concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*
B	English translation of current report, dated March 14, 2006 and filed with Kinki Financial Bureau Office in Japan, concerning three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*
C	Power of Attorney dated March 13, 2006, pursuant to which Daiwa House Industry Co., Ltd. grants Hidenori Nakagawa the authority to execute the Forms CB and Form F-X to be filed by Daiwa House Industry Co., Ltd. in connection with three stock-for-stock exchange agreements approved by the boards of directors of Daiwa Logistics Co., Ltd., Daiwa Kosho Lease Co., Ltd., Daiwa Rakuda Industry Co., Ltd. and Daiwa House Industry Co., Ltd., respectively.*

*Previously furnished on Form CB on March 14, 2006.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the "SEC") on March 14, 2006. Daiwa House Industry Co., Ltd. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAIWA HOUSE INDUSTRY CO., LTD.

By: ______________________________

Name: Hidenori Nakagawa
Title: Attorney-in-Fact

Date: June 6, 2006

1-NY/2050210.1

Attachment 1(a)

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE AGREEMENT AMONG DAIWA LOGISTICS CO., LTD., DAIWA KOSHO LEASE CO., LTD., DAIWA RAKUDA INDUSTRY CO., LTD. AND DAIWA HOUSE INDUSTRY CO., LTD.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

Access to the Place of General Meeting of Shareholders

Conference Room on the 2nd Floor,

Daiwa House Osaka Building, 3-3-5, Umeda, Kita-ku, Osaka


N
JR大阪駅
大丸
百貨店
大阪
中央郵便局
中央郵便局前
交差点
会
場
地下入口
毎日
新聞
ビル
ハービス
プラザ
ハービス
エント
ザ・リッツ
カールトン
大阪
梅田2
交差点
梅田2中
交差点
サンケイ
ビル
阪神高速道路
国道2号線
阪神線
阪神梅田駅(地下)
阪神百貨店
ヒルトンプラザ
ウエスト
ヒルトンプラザ
イースト
西梅田駅
大阪マルビル
大阪駅前
第四ビル
大阪駅前
第一ビル
大阪駅前
第二ビル
大阪駅前
第三ビル
地下鉄四つ橋線
JR北新地駅(地下)
JR東西線
四つ橋筋
阪急線
阪急梅田駅
阪急百貨店
梅田駅
東梅田駅
地下鉄谷町線

- 5 minute-walk from Sakurabashi Exit, JR Osaka Station
- 5 minute-walk from West Gate Exit, Hanshin Umeda Station
- 5 minute-walk from North Gate Exit, Yotsuhashi Subway Line Nishi-Umeda Station
- 12 minute-walk from 3rd Floor Gate Exit, Hankyu Umeda Station

* Directly linked by Osaka Garden City underground path way.

(Translation)

June 5, 2006

Dear Shareholders:

Katsuyoshi Tateno
President and Representative Director

Daiwa Logistics Co., Ltd.
1-5-16, Awaza, Nishi-ku,
Osaka, Japan

Notice of the 61st Ordinary General Meeting of Shareholders

Please take notice that the 61st Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

If you are unable to attend the meeting, please review the reference materials provided, indicate your vote of approval or disapproval on the enclosed Proxy Statement, then affix your registered seal and return the Proxy Statement to us.

Very truly yours,

The 61st Ordinary General Meeting of Shareholders

1.	Date and time:	Monday, June 26, 2006 at 10:00 a.m.
2.	Place of meeting:	Conference Room on the 2nd Floor, Daiwa House Osaka Building 3-3-5, Umeda, Kita-ku, Osaka (Please see the attached access map)
3.	Purpose of the meeting	
	Matters to be reported:	The Business Report, the Balance Sheet and the Statement of Income for the 61st Fiscal Year (from April 1, 2005 to March 31, 2006)
	Matters to be resolved:	
	Proposal 1	Approval of the proposed appropriation of retained earnings for the 61st fiscal year
	Proposal 2	Approval of the Stock for Stock Exchange Agreement between the Company and Daiwa House Industry Co., Ltd; the details of which are as set forth in the "Reference Document for Exercise of Voting Rights and Reference Document for Solicitation for the Voting by Proxy" on page 30 through 45
	Proposal 3	Partial amendment to the Company's Articles of Incorporation; the details of which are as set forth in the "Reference Document for Exercise of Voting Rights and Reference Document for Solicitation for the Voting by Proxy " on page 46 through 57.
	Proposal 4	Election of ten (10) directors

In attending the meeting, please present the enclosed Proxy Statement form to a receptionist at the place of meeting.

(Exhibit)

Business Report

(from April 1, 2005 to March 31, 2006)

1. Operating Overview

(1) Operating Developments and Results

During the relevant fiscal year, the Japanese economy was on an upward trend, boosted by the continuously favorable Chinese economy and continuously strong U.S. economy, reflecting the expanded corporate profits, the increase in capital investment by Japanese companies and the booming stock market. Consumer spending also showed the sign of growing in line with an improvement in employment conditions.

As for the logistic industry, amid the domestic economy on a recovery path, private-sector capital investment has been expanding, accompanied by the increase in the production-related cargos; in addition, the consumption related cargos have been on the increase with the steady expansion of consumer spending. As for the construction related cargos, however, construction in the private sector including factories or condominiums has been steady, while cargo volume has been decreasing due to the shrinkage of public investment. Nationwide cargo transportation volume decreased from the previous year, with the oil prices hovering at a high level, making it likely to see the continued severe conditions in the future.

Under such business environment, the Company aimed to expand its operating income from the logistic division and create operating systems closer to the customers. With this aim, the Company shifted from three bloc systems of operating organizations (East Japan, Middle Japan, and West Japan) to seven regional systems (Tohoku,

Hoku-Shinetsu, Kanto, Cyubu, Kinki, Chugoku and Chu-Shikoku, and Kyushu), establishing housing system logistic branches and store system logistic branches in each regions, accelerating decision-making, improving the customer services, and thus adopting an improved system that enables ensuring the corporate social responsibility (CSR). Moreover, with the completion of all eight logistic centers that had been constructed from two years before, assets-type 3 PL operations have substantially been set out, which includes a service package for en-bloc outsourcing of logistic operation of customers.

As for the pension plan, in order to improve the employees' benefit packages, the Company withdrew from previously joined employees' pension fund, a type of employees' pension fund co-established by companies in the same industry or companies in a same region, and joined in the Daiwa House group's corporate pension fund. Although this withdrawal from the co-established typed employees' pension fund caused extraordinary loss in the amount of 1,361 million yen as special installment, such loss could be mostly compensated by selling the investment securities.

As a result of operations on these business activities, operating income of this term totaled 32,228 million yen, up 13.6% from the previous term, amounting to the increase of 3,852 million yen. On the profits, the fuel expenses have increased. The up-front expenses have been focused in this term relating to the start of the logistic centers that was newly addressed, including the increase in the depreciation expenses, ground rent and the staff at centers due to such constructions These expenses have resulted in the operating profit of 1,098 million yen, down 16.0% from the previous term, the ordinary profit of 1,159 million yen, down 15.5% from the previous term and the net income of 627 million yen, down 10.9% from the previous term.

Notes: Amounts above are rounded down to the nearest million.

(2) Capital Investment and Financing

The capital investment of this term totaled 2,145 million yen, which consists of the construction expense of 1,258 million yen for the Tokorozawa logistic center located in Saitama prefecture and Ota logistic center located in Gunma prefecture, etc., vehicle purchase fund of 648 million yen including the business vehicles of 120 units, and other capital investment.

No specific matters must be described with regard to the obtainment of funds.

Notes: Amounts above are rounded down to the nearest million.

(3) Tasks of the Company

The Japanese economy in 2006, similar to the Asian economy including the Chinese economy, will likely be steady, though the U.S. economy previously strong might be slowing. However, oil prices that seemed to be stable at the higher price have been on an upward trend. If this trend continues for a long time, the Japanese economy, already on an upward path, may be subject to a sense of anxiety.

The logistic industry has been in the severe conditions because the competitions with other companies have become fierce, while the fuel prices have been upward though the cargo volume has not been on the increase.

Amid such severe business environment, it is the Company's priority task to realize the asset-type 3 PL operation by utilizing the logistic center that started in the previous fiscal year, as soon as possible. With the know-how accumulated from the experience of utilization of the logistic center, the Company will attempt to the overall development of this asset-type 3 PL operation, and expand the logistic at the centers. Socially, environmental issues including taking steps to follow the revised energy-saving law have become important tasks. Based on our achievements in the eco-drive activities that have already progressed, zero-emission activities at the construction sites or procurement and joint delivery of materials that has been addressed together with Daiwa House Industry Co., Ltd., the Company will extensively expand the environmental-responsive logistic system that will lead to the reduction of carbon dioxide, including joint delivery of construction materials, and expand its business.

We would like to ask our shareholders' for continued support and cooperation with our Company.

(4) Revenue by Division

Fiscal Year / Business Area	60th Fiscal Year Year 2004		61st Fiscal Year Year 2005		Year-on-year growth ratio
	operating revenue	composition ratio	operating revenue	composition ratio	
	Thousands of Yen	%	Thousands of Yen	%	%
Truck Freight Transport	22,838,189	80.5	24,342,208	75.5	6.6
Logistics Service	3,756,179	13.2	5,262,449	16.3	40.1
Real Estate	1,781,585	6.3	2,623,451	8.2	47.3
Total	28,375,954	100.0	32,228,109	100.0	13.6

(Note) 1. Amounts above are rounded down to the nearest thousand.

2. Year-on-year growth ratios are rounded off to two places of decimal.

(5) Operating Results and Changes in Assets

Section	58th Fiscal Year 2002	59th Fiscal Year 2003	60th Fiscal Year 2004	61st Fiscal Year 2005
Operating Revenue (Thousands of Yen)	23,078,028	25,650,048	28,375,954	32,228,109
Net Income (Thousands of Yen)	530,278	554,787	704,712	627,680
Net Income per Share	49.12 Yen	51.42 Yen	64.00 Yen	55.79 Yen
Total Assets (Thousands of Yen)	16,633,915	17,831,319	21,851,815	22,694,189
Net Assets (Thousands of Yen)	13,375,898	13,822,765	14,261,476	14,206,289

(Note) 1. Amounts above for operating revenue, net income, total assets and net assets are rounded down to the nearest thousand.

2. Financial documents from the 59th fiscal year have been prepared pursuant to the provisions of the Enforcement Rules of the Commercial Code under the "Ministerial Order Amending a Part of the Enforcement Rules of the Commercial Code" (Order of Ministry of Justice No. 7, February 28, 2003). Accordingly, "Income" and "Income per Share" are indicated as "Net Income" and "Net Income per Share", respectively.

2. Summary of the Company (as of March 31, 2006)

(1) Principal business

Business	Content of Business
Truck Freight Transportation	Business of transporting goods, products and materials and others.
Logistics Service	Business related to transportation such as assembling, furnishing and installing on the spot; storage of products; loading and unloading of cargo at factories and warehouses; sorting, pricing and packing of products.
Real Estate	Business of selling spec housing and lands in lots and others.

(2) Branch offices

Head Office and Branch	Location	Branch Offices
Head office	1-5-16, Awaza, Nishi-ku, Osaka	
Tokyo Housing System Logistics Branch	3-13-1, lidabashi, Chiyoda-ku, Tokyo	Tochigi-kita, Tochigi-ninomiya, Ryugasaki, Ibaragi, Kashiwa
Tokyo Store System Logistics Branch	3-13-1, lidabashi, Chiyoda-ku, Tokyo	Tochigi-ippan, Gunma, Ota, Saitama-minami, Tokorozawa, Sagamihara, Tokyo-tokujyu, Kaiun-bu
Tohoku Housing System Logistics Branch	139-86, Konoaza-nakaebisawa, Furukawa-shi, Miyagi	Sapporo, Sapporo-ippan, Akita, Furukawa
Tohoku Store System Logistics Branch	5-4-3, Kuko-minami, Iwanuma-shi, Miyagi	Kitakami, Sendai, Sendai-ko, Fukushima
Chubu Housing System Logistics Branch	3-2-2, Mitsui, Ichinomiya-shi, Aichi	Fukuroi, Toyohashi, Meiko (Aichi), Mie, Yokkaichi

Chubu Store System Logistics Branch	3-2-2, Mitsui, Ichinomiya-shi, Aichi	Ena, Handa, Aichi,
Hoku-Shinetsu Housing System Logistics Branch	5-57, Kuratsuki, Kanazawa-shi, Ishikawa	Niigata, Niigata-sanjyo, Nagano, Toyama-higashi
Hoku-Shinetsu Store System Logistics Branch	5-57, Kuratsuki, Kanazawa-shi, Ishikawa	Kanazawa
Osaka Housing System Logistics Branch	1-5-16, Awaza, Nishi-ku, Osaka	Shiga, Nara, Sakai, Hyogo
Osaka Store System Logistics Branch	1-5-16, Awaza, Nishi-ku, Osaka	Kyoto, Osaka-chuo, Osaka, Osaka-tokujyu, Kansai-haiso-center (Osaka)
Chu-Shikoku Housing System Logistics Branch	1610, Oaza Omi Minocho, Mitoyoshi, Kagawa	Akasaka, Kagawa
Chu-Shikoku Store System Logistics Branch	1-28, Shiwaryutsu, Higashi-hiroshima-shi, Hiroshima	Okayama, Hiroshima, Zentsuji
Kyusyu Housing System Logistics Branch	445, Ninobu, Kurate-cho, Kurate-gun, Fukuoka	Kurate, Kagoshima
Kyusyu Store System Logistics Branch	2-8-1, Shimonofu, Kasuyagunshingumachi, Fukuoka	Fukuoka, Saga, Kumamoto

(3) Stock Situation

(i) Total number of shares to be issued by the Company:

24,000,000 ordinary shares

(ii) Total number of shares already issued by the Company:

10,800,000 ordinary shares

(iii) Number of shares per unit (Tangen):

100 shares

(iv) Number of shareholders at the end of this fiscal year:

1,045

(v) Principal shareholders

Name of Shareholder	Investment situation to the Company		Investment situation to principal shareholder of the Company	
	Number of stocks held	Ratio of shareholding	Number. of stocks held	Ratio of shareholding
	thousands of shares	%	thousands of shares	%
Daiwa House Industry Co., Ltd.	4,250	39.4	-	-
Morikichi Warehouse Co., Ltd	1,000	9.3	-	-
Daiwa Kosho Lease Co., Ltd.	736	6.8	45	0.0
Seikichi Mori.	384	3.6	-	-
PBH4 Fidelity Low Price Stock Fund	375	3.5	-	-
Japan Trustee Services Bank Ltd. (Trust Account)	307	2.8	-	-
CGML-IPB Customer Collateral Account	302	2.8	-	-

(Note) 1. Numbers of stocks held are rounded down to the nearest thousand.
2. Equity positions are rounded off to two places of decimal.
3. Seikichi Mori (former representative director and chairman of the Company) passed away on December 2, 2005. The change of the name of the owner of shares held in the name of. Seikichi Mori has not been completed as of March 31, 2006.

(4) Acquisition, Disposition and Holding of Treasury Stock

1	Acquired shares:	none
2	Disposed shares:	none
3	Invalidated shares:	none
4	Shares held at the end of year:	16,200 shares in common stock

(5) Employee Information

Number of Employees	Change in the Number of Employees from Previous Account End	Average Age of Employees	Average Length of Service
1,065	+ 65	38.2 years old	8.4 years

(Note) Numbers for average age and average length of service are both rounded off to two places of decimal.

(6) Business Combination Information

The company is a consolidated subsidiary company of Daiwa House Industry Co., Ltd which holds 39.4% of the company's voting rights. Transaction amount with Daiwa House Industry Co., Ltd. accounts for 35.1% of the entire current operation revenue.

To commemorate the 50th year of Daiwa House Industry Co., Ltd. in business, Daiwa House Group has developed "The First Mid-Term Management Plan – Challenge 2005 -", aiming for further growth of the group as a conglomerate, and expressly presented its strategy for enhancing the group management and brand strategy. In order to flexibly implement this group management strategy, the Company's board of directors' meeting on March 13, 2006 has resolved that the company will become wholly-owned subsidiary of Daiwa House Industry Co., Ltd. effective on August 1, 2006 through stock exchange, and the Company entered into a stock exchange agreement with Daiwa House Industry Co. on day the meeting was held. The Company's shareholders will receive 0.620 shares of Daiwa House Industry Co., Ltd.'s stock per a share of the Company.

(7) Information on Lenders

Name of Lender	Balance of Loan Payable	The Company's Stock Held by Lender	
		Number of Stocks Held	Investing Ratio
	thousands of yen	thousands of shares	%
Sumitomo Mitsui Banking Corporation	1,500,000	114	1.1
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	900,000	60	0.6
Mizuho Corporate Bank, Ltd.	300,000	--	--
Nippon Life Insurance Company	300,000	--	--

(Note) 1. Amount for Balance of Debt Payable is rounded down to the nearest thousands of yen.

2. Number for Number of Stocks Held is rounded down to the nearest thousands of shares.
3. Number for Investing Ratio is rounded off to one decimal place.
4. The Bank of Tokyo-Mitsubishi UFJ Ltd. was formed through merger of The Bank of Tokyo Mitsubishi and UFJ Bank Limited effective on January 1, 2006.

(8) Directors and Corporate Auditors

Title	Name	Department or Main Occupation
Representative Director and Principal	Katsuyoshi Tateno	
Managing Director	Keizo Matsushita	General Manager, Planning & Administration Division; General Manager, Overseas Division
Managing Director	Tsutomu Ogura	Branch Manager, Tokyo Housing System Logistics Branch; Regional Manager, Kanto Region
Director	Hidekazu Iwata	General Manager, Housing System

		Logistics Division
Director	Tomio Takahashi	Regional Manager, Kinki Region ; Branch Manager, Osaka Housing System Logistics Branch
Director	Fujio Shino	General Manager, Store System Logistics Division
Director	Hirofumi Murakami	Deputy General Manager, Store System Logistics Division
Director	Hiroshi Azuma	Managing Director and General Manager, Production and Purchase Division Daiwa House Industry Co., ltd
Full Time Corporate Auditor	Yoshharu Konishi	
Corporate Auditor	Osami Nishikawa	Managing Director and Head Office Manager, Daiwa House Industry Co., ltd.
Corporate Auditor	Tetsuji Ogawa	Representative Director and Vice President, Daiwa House Industry Co., ltd

(Note) 1. Changes in Directors and Corporate Auditors during this fiscal year

(1) At the 60th Ordinary Meeting of the General Shareholders held on June 24, 2005, Hiroshi Azuma was newly appointed and assumed the office of a director;

(2) At the end of the 60th Ordinary Meeting of the General Shareholders held on June 24, 2005, Moritsugu Kawai and Tamio Ishibashi resigned from office of director

2. Hiroshi Azuma, Director, is an outside director as defined in Article 188(2)7-2 of the Commercial Code.

3. Osami Nishiakwa, Corporate Auditor, and Tetsuji Ogawa, Corporate Auditor are outside corporate auditors as defined in Article 18(1) of the "Law for Special Provisions for the Commercial Code Concerning Audits etc. of a *Kabushiki-Kaisha*".

(9) Amount of Compensation payable to Accounting Auditors

(Unit: thousands of yen)

1. Total amount of compensation payable to Accounting Auditors by the company: · **23,350**

2. Of the amount in (9)1 above, total amount of compensation payable to Accounting Auditors by the Company as consideration for services defined in Article 2(1) of the Certified Public Accountant Law (Law No. 103 of 1968)(Audit Certification Service): · · · · · · · · · · **18,850**

3. Of the amount in (9)2 above, amount of compensations payable by the Company to Accounting Auditors in consideration for the work as an Accounting Auditor: · **17,400**

(Note) Because Audit Agreements between the Company and Accounting Auditors do not expressly differentiate the amount of compensation for audit under the "Law for Special Provisions for the Commercial Code Concerning Audits, etc. of a *Kabushiki-Kaisha*" and the amount of compensation for audit under the Securities Exchange Law, total of these amounts is shown in (9)3.

Balance Sheets
(As of March 31, 2006)

(Unit: Thousands of Yen)

Accounts	Amount	Accounts	Amount
(Assets)		(Liabilities)	
Current Assets	10,385,556	Current Liabilities	3,632,993
Cash and Deposits	3,768,469	Accounts Payable – Trade	1,904,789
Notes Receivable	979,370	Current Maturities of Long-term Borrowings	40,000
Accounts Receivable – Trade	3,368,429	Accounts Payable – Other	432,531
Land and Buildings for Sale	841,252	Consumption Taxes Payable	183,337
Inventories – Land and Buildings	954,573	Accrued Expenses	260,879
Materials	6,668	Income Taxes Payable	328,982
Prepaid Expense	181,300	Deposits Payable	75,929
Deferred Tax Assets	214,475	Allowance for Bonuses	316,965
Other	83,943	Other	89,578
Allowance for Doubtful Accounts	(12,927)	Fixed Liabilities	4,854,906
Fixed Assets	12,308,632	Long-term Borrowings	2,960,000
Tangible Fixed Assets	9,810,453	Allowance for Employees' Retirement Benefits	693,689
Buildings	5,959,708	Guarantee Deposit Received	1,129,454
Structures	496,097	Other	71,762
Machinery and Equipment	10,175	Total Liabilities	8,487,900
Automobile	1,167,359	(Stockholders' Equity)	
Furniture and Fixtures	79,496	Common Stock	3,764,000
Land	2,097,614	Capital Surplus	3,989,774
Intangible Fixed Assets	168,149	Additional Paid In Capital	3,989,774
Software	137,467	Retained Earning	8,117,062
Telephone Rights	27,230	Legal Reserve	141,230
Other	3,451	Other Retained Earning	7,233,673
Investments and Other Assets	2,330,029	Reserve for Dividends	200,000
Investment Securities	1,042,149	Reserve for Advanced Depreciation	43,673
Guarantee Deposit	906,869	Other Reserves	6,990,000
Long-term Prepaid Expense	30,910	Retained Earning End of Year	742,159
Deferred Tax Assets	195,713	Land Revaluation Differences	(1,816,890)
Other	189,397	Unrealized Gain on Securities	160,491
Allowance for Doubtful Accounts	(35,011)	Treasury Stock	(8,149)
		Total Stockholders' Equity	14,206,289
Total Assets	22,694,189	Total Liabilities/Stockholders' Equity	22,694,189

(Note: Amounts above are rounded down to the nearest thousands of Yen)

Statements of Income
(From April 1, 2005, to March 31, 2006)

(Unit: Thousands of Yen)

Accounts	Amount	
Income & Expense From Ordinary Operations		
(Operating Income & Expense)		
Operating Revenue		32,228,109
Operating Expense		
Operating Cost	29,397,918	
Selling, General & Administrative Expense	1,731,392	31,129,310
Operating Income		1,098,798
(Non-Operating Income & Expense)		
Non-Operating Revenue		
Interest & Dividend Received	47,719	
Other	51,441	99,161
Non-Operating Expense		
Interest Expense	34,349	
Other	3,808	38,158
Income From Ordinary Operations		1,159,800
Extraordinary Income & Expense		
Extraordinary Income		
Gains on Sales of Fixed Assets	1,735	
Gains on Sales of Investment Securities	1,359,268	
Gains on Amortization of Past Service Cost of Retirement Benefits	217,045	
Other	23,227	1,601,275
Extraordinary Expense		
Loss on Disposal of Fixed Assets	48,531	
Loss on Withdrawal from Employees' Pension Fund	1,361,792	
Retirement Benefits for Directors	78,562	
Other	108,721	1,597,607
Income Before Taxes		1,163,469
Current Income Taxes	616,466	
Deferred Income Taxes	(80,677)	535.788
Net Income		627,680
Retained Earning Beginning of Year		114,478
Retained Earning End of Year		742,159

(Note: Amounts above are rounded down to the nearest thousands of Yen)

Note:

Significant Accounting Policies

1. Securities

- Investments in Affiliates are stated at cost based on the moving-average cost method.
- Other Securities

  - Marketable securities are stated at fair value with changes in unrealized holding gains or losses recorded as capital, using the moving-average method to calculate the selling price as of the end of the accounting year.

  - Non-marketable equity securities are stated at cost based on the moving-average cost method.

2. Inventories

Land for sale, buildings for sale, land in process, and buildings in process are stated at cost, as determined on a specific project basis.

Materials and supplies are stated at cost, as determined based on the weighted-average method.

3. Property and Equipment

Property and equipment are stated at cost. Depreciation has been computed on the declining balance method based on the following service lives, with the exception that buildings has been computed on the straight line method.

Building:	15 to 20 years
Automotive equipment:	3 to 6 years

4. Intangible Assets

Intangible assets are stated at cost. Depreciation has been principally computed on the straight line method at rates based on the estimated service lives (five years).

5. Long-term Prepaid Expenses

Depreciation has been principally computed on the straight line method.

6. Allowances

- Allowance for Doubtful Accounts has been provided for at the aggregate amount of the estimated loss for doubtful receivables and a general reserve for other receivables calculated based on historical loss experience.
- Allowance for Bonuses has been allocated based on the expected payment during this term.
- Allowance for Employees' Retirement Benefits has been recorded based on the estimates of retirement benefit obligations and pension assets in the fiscal year. In addition, as to the difference of actuarial loss, the amount prorated by means of the straight line method using the rates based on certain years (10 years) not exceeding the average remaining service years of an employee at the time each amount accrues is expensed will be recorded in each fiscal year following the fiscal year in which the relevant amount accrues. Past service liability is expensed in each fiscal year in which the relevant amount accrues.

  (Additional information)

  During this term, employees' retirement benefits plan was reviewed: Conventional payment plan in proportion to the service years was changed to the point based retirement benefits plan focusing on the capability and results. Past service liability accrued from this change in the amount of minus 217,045 thousand yen (liability decrease) was expensed in this term and reported as extraordinary profit.

7. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to ordinary operating leases.

8. Accounting for Hedging

- Accounting for Hedging

  Exceptional accounting applies to the interest-rate swaps that satisfy the requirements of the exceptional accounting.
- Hedging Instruments and Hedged Items

  Hedging Instruments: Interest-rate swap

  Hedged Items: borrowed money
- Hedging Policy

  Interest-rate swap avoids the risk of interest rate increase by fixating the floating rates.
- Assessment of Hedge Effectiveness

  Assessment of hedge effectiveness is omitted since the requirements of the exceptional accounting are satisfied.

9. Accounting for Consumption Taxes

Transactions are recorded in net price and do not include consumption taxes.

Notes (Unit: Thousands of yen)

(Balance Sheet)

1. Accumulated depreciation on property, plant and equipment: · · 4,425,572
2. Other than capitalized on the balance sheet, lease contracts for equipment and fixtures including automotive equipment and electronic computer are accounted as expenses.
3. Endorsement for transfer of notes receivables: · · · · · · · · · · · 202,590
4. The amount of net assets increased by stating as cost in accordance with Article 124, Item (iii) of the Enforcement Regulations of the Commercial Code: · 160,491
5. Application of Land Revaluation Method

   In accordance with the "Law Concerning Land Revaluation" (Law No. 34 promulgated on March 31, 1998) and the "Law Partially Revising the Law Concerning Land Revaluation" (Law No. 24 promulgated on March 31, 1999), the land for business use is revaluated and capitalized as land revaluation difference.

As to the revaluation method, the value calculated, with reasonable adjustment, by the method released by the director-general of the National Tax Agency which is purported to calculate the land value that forms the assessment basis of the land price tax, as defined in Article 16 of the Land Price Tax Law (Law No. 69 of 1991) which is stipulated in Article 2, Item (iv) of the Enforcement Ordinance of the Law Concerning Land Revaluation (Cabinet Ordinance No. 119 promulgated on March 31, 1998).

Revaluation Date: • March 31, 2002
Difference between the fair market value at the end of the revaluation year and the book value after being revaluated: • • • • • • • • 565,311

(Income Statement)

1. Net income per share: • • • • • • • • • • • • • • • • • • 55.79 (in full yen)

(Accounting for Income Taxes)

1. Significant components of deferred tax assets and liabilities

(Unit: Thousands of yen)

Deferred tax assets:

Allowance for doubtful accounts:	8,672
Allowance for bonuses:	127,510
Income tax payable:	26,553
Allowance for employees' retirement payments	279,061
Depreciation	14,530
Other:	89,867
Total:	546,195

Deferred tax liabilities:

Reserve for advanced depreciation:	27,981
Unrealized gain on securities:	108,023
Total deferred tax liabilities:	136,005

Net deferred tax assets:	410,189

2. Reconciliation of the differences between the statutory tax rates and the effective income rates

Statutory tax rate:	40.2%
(Adjustments)	
Inhabitant equalization tax:	5.8%
Items that may not be incorporated in losses permanently:	2.0%
Items that may not be incorporated in profits permanently:	(0.6%)
Other:	(1.3%)
Effective income tax rate:	46.1%

(Pension and Severance Plans)

1. Although the company used to have lump sum payment severance plan in accordance with the pension policy, and qualified retirement annuity system as a defined benefit pension plan, the company abolished the latter, and after reviewing the pension policy, revised the former to a pension plan based on the point method focusing on employees' ability and performance. The company also joined Daiwa House Industry Co., Ltd. corporate pension fund as of November 1, 2005 to replace the qualified retirement annuity system. Please note that the company has posted as extraordinary expense special installment of 1,361,792 thousand yen that the company contributed in connection with its withdrawal during this business year from Osaka-fu Freight Transportation employees' pension fund, an employees' pension fund system co-established by companies with same industries or companies in a certain region, that the company used to join.

2. Benefit obligations as of March 31, 2006

(Unit: Thousands of yen)

a. Benefit obligation:	(775,050)
b. Fair value of plan assets:	97,129
c. Allowance for employees retirement benefits:	693,689

Balance of (a + b + c)	15,767
(Description of the balance)	
d. Unrecognized actuarial gain/loss	15,767

3. Net pension and severance costs

a. Service cost:	245,323
b. Interest cost:	19,740
c. Expected return on plan assets:	(2,551)
d. Amount of contributions to employees' pension fund:	100,709
e. Difference of actuarial gain/loss:	2,910
f. Prior service cost	(217,045)
g. Net pension and severance costs (a + b + c + d + e + f):	149,086
h. Profit/loss by withdrawal from qualified retirement annuity system:	(23,227)
i. Special Installment for employees' pension fund:	1,361,792
j. Total (g + h + i):	1,487,651

4. Assumptions used as of March 31, 2006

a. Discount rate: · 2.5%

b. Expected return on plan assets: · · · · · · · · · · · · · · · 0.0%

c. The methods of term allocations of employment benefits:

Severance plans: Point method

Corporate pension funds: straight-line method

c. Recognition period of actuarial gain/loss: · · · · · · · · · · 10 year

d. Recognition period of prior service cost: · · · · · · · · · · · 1 year

<u>Appropriation of Profit</u>

(Unit: yen)

Accounting Item	Amount
Retained Earning End of Year	742,159,087
Reverse in Reserve for Advanced Depreciation	2,097,978
Total	744,257,065
The total amount will be appropriated as follows:	
Dividends 17 yen per share (Ordinary Dividends: 17 yen)	183,324,600
Bonuses for Officers (Bonuses for Corporate Auditors)	26,000,000 (2,500,000)
Other Reserves	430,000,000
Retained Earning Carried Forward	104,932,465

Copy of Audit Report of Accounting Auditors

Report of Independent Auditors

May 8, 2006

The Board of Directors
Daiwa Logistics Co., Ltd.

We have audited the balance sheet of Daiwa Logistics Co., Ltd. (the "Company") for the period between 4, 2005 and March 31, 2006, and the statement of income, the business report (limited to the portions relating to the accounting), and the statement of profit appropriation and loss disposal and the accompanying statements (limited to the portions relating to the accounting) for the year then ended, the 61st fiscal year, in accordance with Article 2.1 of "the Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki Kaisha*." The portions relating to the accounting subject to the audit in the business report and the accompanying statements are those described in accordance with the records of accounting books among the items described in the business report and the accompanying statements. The Company's management has the responsibility for these financial statements. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements have no material misstatement. An audit includes examining, on a test basis, items supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly:

(1) The balance sheet and the income statement correctly state the assets, and profits and losses of the Company in accordance with the laws and regulations and the articles of incorporation;

(2) The business report (limited to the portions relating to the accounting) correctly states the company's status in accordance with the laws and regulations and the articles of incorporation;

(3) The statement of profit appropriation and loss disposal (limited to the portions relating to the accounting) complies with the laws and regulations and the articles of incorporation; and

(4) There are no matters to be pointed out in accordance with the Commercial Code for the accompanying statement (limited to the portions relating to the accounting).

There are no interests between the Company, this auditing corporation or executive employees to be stated in accordance with the Certified Public Accountant Law and this Company.

Deloitte Touche Tohmatsu

____

Fumihiko Kimura (seal)

Designated employee & Executive employee, certified public accountant

____

Ken Fujikawa (seal)

Designated employee & Executive employee, certified public accountant

Copy of Audit Report of Audit Committee

Report of Audit Committee

May 8, 2006

We have received a report on audit method and audit result from each of the corporate auditors regarding directors' exercise of their function during the 61st fiscal year from April 4, 2005 and March 31, 2006, and after due consultation, prepared this Report of Audit Committee and hereby make the following report:

1. Outline of the Audit Method:

In addition to attending the Board of Directors' meetings and other important meetings, in accordance to the audit policy and the duties and responsibilities defined by the Audit Committee, each corporate auditor has interviewed directors asking the status of their functions, examined important resolutions and other documents, and conducted research on the business and asset situations at the head office and principle places of business. Corporate auditors examined financial statements and the accompanying statements while seeking reports and explanation from the accounting auditors.

In addition to the audit method stated above, we requested reports from directors and other persons as necessary, and conducted an intensive investigation on such matters as transactions of directors to compete with the Company, transactions having conflict of interests between directors and the company, transactions where the company disposes any of its property interest without consideration, extraordinary transactions with shareholders, and acquisition and disposition of treasury stocks.

2. Audit Result

(1) The method and result of audit conducted by Deloitte Touche Tohmatsu are

adequate;

(2) The Business Report correctly states the company's status in accordance with the laws and regulations and the articles of incorporation;

(3) Considering the company asset and other situations, there are no matters to be pointed out for the resolution regarding the appropriation of profit;

(4) The accompanying statements correctly state the matters to be stated, and there are considered to be no matters to be pointed out therein;

(5) There are no wrongful acts or material facts in violation of applicable laws and regulations and the articles of incorporation regarding directors' performance of their duties.

We have found that directors have not violated of their duties with regard to such matters as transactions of directors to compete with the Company, transactions having conflict of interests between directors and the company, transactions where the company disposes any of its property interest without consideration, extraordinary transactions with shareholders, and acquisition and disposition of treasury stocks.

Audit Committee
Daiwa Logistics Co., Ltd.

Yoshiharu Konishi (seal)
Full Time Corporate Auditor

Osami Nishikawa (seal)
Corporate Auditor

Tetsuji Ogawa (seal)
Corporate Auditor

(Note) Mr. Osami Nishiakwa, Corporate Auditor, and Mr. Tetsuji Ogawa, Corporate Auditor are both outside corporate auditor defined in Article 18(1) of the "Law for Special Provisions for the Commercial Code Concerning Audits, etc. of a *Kabushiki-Kaisha*".

REFERENCE DOCUMENT FOR EXERCISE OF VOTING RIGHTS (PROXY STATEMENT)

I. Company Requesting Exercise of Voting Rights:

Daiwa Logistics Co., Ltd.
Katsuyoshi Tateno
Representative Director and President

II. Total number of voting rights held by all shareholders

107,838

III. Reference Information on Proposals Submitted to the Meeting:

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings for the 61st fiscal year

Details of this proposal are as set forth on page 24 of the attached document. In consideration with the shareholders' support for the Company and the Company's performance in the current fiscal year and other factors, the Company proposes a dividend of 17 yen per share for the current fiscal year.

As for bonuses to be paid to Directors and Corporate Auditors, the Company proposes a total bonus of 2,350,000,000 yen for the seven Directors and a total bonus of 2,500,000 yen for the single Corporate Auditor.

Proposal 2: **Approval of the Stock for Stock Exchange Agreement between the Company and Daiwa House Industry Co., Ltd.**

1. <u>Reason for the Stock for Stock Exchange</u>

Since its incorporation Company in 1959, the Company has promoted its expansion and development as a logistics subsidiary of Daiwa House Industry Co., Ltd. In 1995, the Company was listed on the OTC market (JASDAQ Stock Exchange). The Company has thus developed with the support of its shareholders and customers.

The Daiwa House Group, on the other hand, consists of a total of 49 companies. Commemorating the 50th anniversary of the foundation of Daiwa House Industry Co., Ltd. in April 2005, the Daiwa House Group, in line with the social tendency to focus on the consolidated business management structure, established its management vision "Connecting Hearts" and its new group symbol "Endless Heart," and formulated its Primary Medium-term Management Plan "Challenge 2005," and expressly declared its group management reinforcement strategy and brand strategy as a "Group co-creates value for individuals, communities, and lifestyles of people."

Based on the group management reinforcement strategy explained above, the Daiwa House Group considers it necessary to optimize its management resources, as well as to reorganize and restructure, as a conglomerate business organization, the business areas of its group companies. Therefore, the Company has determined that the optimum choice for the Company for the first step is to become a wholly-owned subsidiary of Daiwa House Industry Co., Ltd. by way of management consolidation. The Company passed a resolution to consolidate its management with Daiwa House Industry Co., Ltd. at the meeting of its Board of Directors held on March 13, 2006, and executed the Stock for Stock Exchange Agreement with Daiwa House Industry Co., Ltd.

Accordingly, the Company sincerely hopes that the shareholders will recognize the purpose of the stock for stock exchange and approve of the same.

2. Details of Stock for Stock Exchange Agreement

Stock for Stock Exchange Agreement (Copy)

DAIWA HOUSE INDUSTRY CO., LTD. (hereinafter referred to as "Daiwa House") and DAIWA LOGISTICS CO., LTD. (hereinafter referred to as "Daiwa Logistics") hereby execute this Stock for Stock Exchange Agreement (hereinafter referred to as this "Agreement") as follows.

Article 1 (Stock for Stock Exchange)

Daiwa House and Daiwa Logistics will exchange Daiwa Logistics' stock for Daiwa House's stock according to the method set forth in Articles 352 through 363 of the Commercial Code of Japan so that Daiwa House will become the wholly-owning parent company of Daiwa Logistics, and Daiwa Logistics will become the wholly-owned subsidiary of Daiwa House.

Article 2 (Shares to be Allocated and Delivered in Stock for Stock Exchange)

1. Upon conducting the stock for stock exchange, Daiwa House will newly issue 4,060,628 shares of its common stock, and allocate and deliver 0.620 shares of Daiwa House's common stock for each share of the common stock of Daiwa Logistics to those shareholders (including beneficial shareholders; hereinafter the same shall apply) owning such Daiwa Logistics stock who are listed or recorded as shareholder on Daiwa Logistics' shareholders' list (including beneficial shareholders' list; hereinafter the same shall apply) as of the end of the day immediately before the effective date of the stock for stock exchange; provided, however, that Daiwa House shall not allocate and

deliver the common stock of Daiwa House with respect to the 4,250,600 shares of Daiwa Logistics' common stock owned by Daiwa House.

2. Calculation of the profit dividends for the common stock to be allocated and delivered by Daiwa House pursuant to the immediately preceding paragraph shall be reckoned from April 1, 2006.

Article 3 (Amount of Stated Capital and Capital Reserve to be Increased)

The amount of stated capital and capital reserve to be increased by Daiwa House through the stock for stock exchange shall be as follows:

(1) Stated Capital: JPY0

(2) Capital Reserve: An amount obtained by multiplying the ratio of the number of shares of Daiwa Logistics to be transferred to Daiwa House through the stock for stock exchange among the total number of then issued and outstanding shares of Daiwa Logistics and the amount of net assets value of Daiwa Logistics existing as of the date of the stock for stock exchange together

Article 4 (General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement)

Daiwa House shall convene a general meeting of shareholders on June 29, 2006 and Daiwa Logistics shall convene a general meeting of shareholders on June 26, 2006 (hereinafter referred to as the "General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement"), and seek the approvals of this Agreement and resolutions concerning matters necessary for the stock for stock exchange; provided, however, that the date of such General Shareholders' Meetings for Approving Stock for Stock Exchange Agreement may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 5 (Effective Date of Stock for Stock Exchange)

The effective date of the stock for stock exchange shall be August 1,

2006; provided, however, that such date may be changed upon the consultation between the parties hereto when required for the procedures of the stock for stock exchange or other reasons.

Article 6 (Management of Corporate Property)

Daiwa House and Daiwa Logistics shall perform their duties as well as manage and operate their property with the due care of a faithful manager from the execution hereof to the effective date of the stock for stock exchange, and any act that will have a material influence on their property or rights and obligations must be conducted upon the parties hereto consulting in advance and agreeing on such act.

Article 7 (Maximum Amount of Profit Dividends)

Daiwa House and Daiwa Logistics may respectively pay dividends to the extent of the following amount as the maximum amount of the dividend, to their respective shareholders or registered pledges, as the case may be, listed or recorded on the shareholders' list of the respective companies as of the end of March 31, 2006:

(1) For Daiwa House, JPY20 per share in a total amount of JPY11,013,288,320

(2) For Daiwa Logistics, JPY17 per share in a total amount of JPY183,600,000

Article 8 (Stock for Stock Exchange Subsidy)

Daiwa House will not pay any stock for stock exchange subsidy to the shareholders of Daiwa Logistics.

Article 9 (Tenure of Directors and Auditors of Daiwa House Installed before stock for Stock Exchange)

The tenure of directors and auditors of Daiwa House who assumed office before the stock for stock exchange shall be up to the end of the original tenure if the stock for stock exchange contemplated under this Agreement were not to be conducted.

Article 10 (Alteration of Terms of Stock for Stock Exchange and Termination of this Agreement)

When there is any material change in the financial condition or managing condition of Daiwa House or Daiwa Logistics after the execution date hereof to the effective date of the stock for stock exchange, when a situation arises that will significantly hinder the consummation of the stock for stock exchange, when it becomes difficult to achieve the purpose of this Agreement, or when the purpose of this Agreement is changed, Daiwa House and Daiwa Logistics may consult and change the terms of the stock for stock exchange or other matters under this Agreement, or terminate this Agreement.

Article 11 (Effect of this Agreement)

This Agreement will lose its effect when the authorization of either General Shareholders' Meeting for Approving Stock for Stock Exchange Agreement of Daiwa House or Daiwa Logistics set forth in Article 4 cannot be obtained, or when the authorization, mandatorily required under the applicable law or regulation, of the relevant authorities required for performing this Agreement cannot be obtained.

Article 12 (Matters Not Provided in this Agreement)

Matters required in relation to the stock for stock exchange, rather than the matters set forth herein, shall be decided upon the faithful consultation between the parties hereto according to the purport of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in duplicate, and the parties hereto shall affix their names and seals thereunto and retain one (1) counterpart each.

March 13, 2006

Daiwa House: DAIWA HOUSE INDUSTRY CO., LTD.
3-3-5 Umeda, Kita-ku, Osaka
President & COO, Kenji Murakami

Daiwa Logistics: DAIWA LOGISTICS CO., LTD.
1-5-16 Awaza, Nishi-ku, Osaka
Representative Director & President, Katsuyoshi Tateno

3. Explanation on Stock for Stock Exchange Ratio Required under Article 354, Paragraph 1, Item (2) of the Commercial Code of Japan

Reason for the Decision on the Stock for Stock Exchange Ratio

Regarding the stock for stock exchange ("Stock for Stock Exchange") to be effective on August 1, 2006, the Company and Daiwa House Industry Co., Ltd. ("Daiwa House") have determined the stock for stock exchange ratio in the following manner:

(1) Before entering into negotiations with Daiwa House concerning the stock exchange ratio in the Stock for Stock Exchange, the Company requested a third party institution GCA Co., Ltd. (hereinafter referred to as "GCA") to calculate a proposed stock for stock exchange ratio that can be shown as a reference material for the negations and discussions to be held between the Company and Daiwa House.

Daiwa House, on the other hand, requested the calculation of a proposed stock for stock exchange ratio to Nomura Securities Co., Ltd.

(2) Based on the Company's request, GCA carefully examined the

various aspects the corporate evaluation methods to determine whether they should be adopted in calculating the stock for stock exchange ratio. GCA has conducted its analysis using the market price method, the DCF (discounted cash flow) method, and the modified book value method for both the Company and Daiwa House. GCA then calculated the possible range for the stock for stock exchange ratio based on the comprehensive review of the foregoing calculation results, and indicated its final calculation results to the Company.

(3) The Company independently examined the stock for stock exchange ratio suggested by GCA, and then entered into negotiations and discussions with Daiwa House concerning the stock for stock exchange ratio. Based on these negotiations and discussions, the Company and Daiwa House each passed at respective Board of Directors meeting held on March 13, 2006, a resolution allowing the Company to execute the Stock for Stock Exchange Agreement at the exchange ratio of 0.620 shares of the Company for each share of Daiwa House. The Stock for Stock Exchange Agreement between the Company and Daiwa House was executed on the same day. Furthermore, the Company requested that GCA provide the Company with its opinion as to whether the stock for stock exchange ratio is financially reasonable for the Company's shareholders, and the Company received GCA's opinion that the stock for stock exchange ratio was reasonable as of March 13, 2006.

4. <u>Details of the Balance Sheets and the Statement of Income of Each Party in the Stock and Stock Exchange Pursuant to Article 354, Paragraph 1, Items (3) through (6) of the Commercial Code of Japan</u>

The balance sheet and the profit and loss statement of the Company are as set forth in the aforementioned attached document (pages 39 through 45).

The balance sheet and the profit and loss statement of Daiwa House Industry Co., Ltd. are as follows:

Balance Sheets
(As of March 31, 2006)

Accounts	Amount	Accounts	Amount
(Assets)	Millions of yen	(Liabilities)	Millions of yen
Current Assets	**487,881**	**Current Liabilities**	**357,740**
Cash and Deposits	65,364	Notes Payable	22,807
Notes Receivable	3,716	Accounts Payable – Construction	84,887
Accounts Receivable – Construction	30,917	Accounts Payable – Trade	30,448
Accounts Receivable – Trade	4,606	Accounts Payable – Other	86,831
Inventories – Construction in Process	47,062	Accrued Expenses	8,929
Inventories – Other Work in Process	7,531	Income Taxes Payable	9,274
Inventories – Materials	2,255	Advances on Construction work in process	65,087
Inventories – Supplies	115	Deposits Payable	29,912
Inventories – Land for Sale	245,948	Allowance for Bonuses	12,741
Inventories – Buildings for Sale	43,923	Allowance for Compensation for Completed Works	5,740
Prepaid Expense	3,586	Other Current Liabilities	1,079
Deferred Income Taxes	22,464	**Fixed Liabilities**	**186,181**
Other Current Assets	11,920	Membership Deposits Payable	55,002
Allowance for Doubtful Accounts	(2,072)	Long-term Deposits Payable	51,446
Fixed Assets	**590,492**	Allowance for Employees' Retirement Benefits	72,389
Tangible Fixed Assets	**339,110**	Other Fixed Liabilities	7,343
Buildings and Structures	78,461	**Total Liabilities**	**543,921**
Machinery and Equipment	6,441	**(Stockholders' Equity)**	
Furniture and Fixtures	3,899	**Common Stock**	**110,120**
Land	249,303	**Capital Surplus**	**147,761**
Construction in Process	1,004	Additional Paid In Capital	147,755
Intangible Fixed Assets	**7,423**	Other Capital Surplus	6
Investments and Other Assets	**243,958**	Gain on Sale of Treasury Stock	6
Investment Securities	126,853	**Retained Earning**	**315,157**
Investments in Subsidiaries	39,401	Legal Reserve	17,690
Long-term Loans	14,948	Other Retained Earning	266,519
Deposits	14,388	Reserve for Dividends	29,000
Guarantee Deposit	6,443	Reserve for Advanced Depreciation	2,518
Bankruptcy Claims, Reorganization Claims	150	Reserve for Special Depreciation	100
Long-term Accounts Receivable	2,854	Other Reserves	234,900
Long-term Prepaid Expense	950	Retained Earning End ofYear	30,947
Long-term Deferred Income Taxes	38,601	**Land Revaluation Differences**	**(67,709)**
Other Investments	7,597	**Unrealized Gain on Securities**	**29,769**
Allowance for Doubtful Accounts	(8,230)	**Treasury Stock**	**(645)**
		Total Stockholders' Equity	**534,453**
Total Assets	**1,078,374**	**Total Liabilities/ Stockholders' Equity**	**1,078,374**

(Note: Amounts above are rounded down to the nearest millions of Yen)

Statements of Income

(From April 1, 2005, to March 31, 2006)

	Accounts	Amount	
Income & Expense From Ordinary Operations	Operating Income & Expense	Millions of yen	Millions of yen
	Net Sales		
	Constructions	818,815	
	Real Estate	260,677	
	Other Net Sales	58,969	1,138,461
	Cost of Sales		
	Constructions	639,061	
	Real Estate	219,019	
	Other Cost of Sales	41,905	899,986
	Gross Profit		
	Total Gross Profit from Construction	179,753	
	Total Gross Profit from Real Estate	41,658	
	Other Gross Profit	17,063	238,475
	Selling, General & Administrative Expense		184,009
	Operating Income		54,466
	Non-Operating Income & Expense		
	Non-Operating Income		
	Interest & Divided Received	2,146	
	Amotization of Actuarial Loss on Retirement Benefits	17,035	
	Other Non-Operating Income	4,589	23,771
	Non-Operating Expense		
	Interest Expense	229	
	Other Non-Operating Expense	5,341	5,571
	Income From Ordinary Operations		72,666
Extraordinary Income & Expense	Extraordinary Income		
	Gains on Sales of Fixed Assets	177	
	Gains on Sales of Investment Securities	694	
	Gains on Recovery of Actuarial Liability	155	
	Gains on Recovery of Actuarial Liability for Subsidiaries (Portion Belonging to Parent Company)	8	
	Amortization of Past Service Cost for Subsidiaries (Portion Belonging to Parent Company)	783	
	Gains on Sales of Golf Club Memberships	0	1,820
	Extraordinary Expense		
	Loss on Sales of Fixed Assets	1,460	
	Loss on Impairment of Fixed Assets	2,328	
	Retirement Benefits for Directors	85	
	Retirement Benefits for Directors (Discontinuance Supply)	688	
	Loss on Revaluation of Land and Buildings for Sale	5,983	
	Loss on Dissolution of Subsidiaries	3,720	
	Loss on Revaluation of Investment Securities	0	
	Loss on Sales of Golf Club Memberships	91	
	Loss on Revaluation of Golf Club Memberships	243	
	Fiftieth Anniversary Ceremony Related Expenses	3,491	18,091
	Income Before Income Taxes		56,395
	Current Income Taxes		12,810
	Deffered Income Taxes		8,234
	Net Income		35,351
	Retained Earning Beginning of Year		271
	Reverse in Reserve by Land Evaluation		(4,675)
	Retained Earning End ofYear		30,947

(Note: Amounts above are rounded down to the nearest millions of Yen)

Policies

1. **Securities**
   - Investments in Subsidiaries and Affiliates are stated at cost based on the moving-average cost method
   - Other Securities are stated at fair value with changes in unrealized holding gains or losses recorded as capital, using the moving-average cost method to calculate the selling price such as the average of those of in the previous one month.
   - Non-marketable equity securities are stated at cost based on the moving-average method.

2. **Derivatives**

The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value, and gains or losses on derivative transactions are recognized in the income statement.

3. **Inventories**

Construction in work, other work in process, land for sale, and buildings for sale are stated at cost, as determined on a specific project basis. Land for sale developed is stated by average method with respect to housing developments.

Materials and supplies are stated at cost, as determined based on the weighted-average cost method.

4. **Property and Equipment**

Property and equipment are stated at cost. Depreciation has been computed on the declining balance method with the exception that buildings acquired after year April 1998 has been computed on the straight line method.

5. **Intangible Assets**

Intangible assets are stated at cost. Depreciation has been principally computed on the straight line method at rates based on the estimated useful lives.

6. **Allowances**
   - Allowance for Doubtful Accounts has been provided for at the aggregate amount of the estimated loss for doubtful receivables and a general reserve for other receivables calculated based on historical loss experience.

- Allowance for Bonuses has been allocated mainly based on expected payment amount.
- Allowance for Compensation for Completed Works is to allow for expenses for guarantee against defects concerning completed works; it is allocated based on the estimated amount of compensation in the future for the completed works during the current fiscal year.
- Allowance for Employees' Retirement Benefits are the Funds for retirement benefits for employees based on estimates of retirement benefit obligations and pension assets in the fiscal year. In addition, difference of actuarial loss is expensed in each year.

7. Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to ordinary operating leases.

8. Accounting for Consumption Taxes

Transactions are recorded in net price and do not include consumption taxes.

Notes (Unit: Millions of yen)

(Balance Sheet)

1. Short-term Accounts Receivables to subsidiaries: · · · · · · · · · · · · · · · · 9,965
   Long-term Accounts Receivables to subsidiaries: · · · · · · · · · · · · · · · · 2,836

2. Short-term Accounts Payables to subsidiaries: · · · · · · · · · · · · · · · · · · 23,946
   Long-term Accounts Payables to subsidiaries: · · · · · · · · · · · · · · · · · · 7,606

3. Investment in Subsidiaries incorporated as private limited companies: · · · · · · · · 158

4. Accumulated depreciation of tangible fixed assets: · · · · · · · · · · · · · · · 291,972

5. Other than capitalized on the balance sheet, lease contracts for exhibit spaces, computers, and vehicles are accounted as expenses.

6. Pledged Assets

Time Deposits:	20
Investments in Subsidiaries and Affiliates:	22
Total:	42

7. Contingent Liabilities

Guarantees	
Guarantees of subsidiaries:	1,611
Guarantees of affiliates:	1,473
Guarantees of home mortgage users:	38,026
Guarantees of employees' home ownership:	26
Guarantees of employees' loans from financial organizations:	278
Total:	41,416

8. Endorsement for transfer of notes receivables: · · · · · · · · · · · · · · · · · · 818

(Income Statement)

1. Transaction to subsidiaries

Sales:	31,723
Purchase:	99,374
Non-operating income and expense:	1,724

2. Net income per share: · 63.91 (in full yen)

(Accounting for Income Taxes)

1. Significant components of deferred tax assets and liabilities

Current deferred tax assets:

Unrealized loss on land for sale:	12,123
Allowance for bonuses:	5,172
Other:	5,168
Total:	22,464

Non-current deferred tax assets:

Allowance for Employees' Retirement benefits:	31,278
Loss on nonrecurring depreciation:	20,780
Other:	8,633
Total:	60,692

Non-current deferred tax liabilities:

Reserve for Advanced Depreciation:	(1,693)
Unrealized gain on securities:	(20,347)
Other:	(50)
Total:	(22,091)

Net deferred tax assets:	**38,601**

2. Reconciliation of the differences between the statutory tax rates and the effective income rates

Statutory tax rate:	40.6%
(Adjustments)	
Items that may not be incorporated in losses permanently:	2.2%
Items that may not be incorporated in profits permanently:	(1.0%)
Inhabitant equalization tax:	0.7%
Reverse in reserve by land evaluation:	(3.4%)
Decrease in allowance accounts:	(1.3%)
Other:	(0.5%)
Effective income tax rate:	37.3%

(Pension and Severance Plans)

1. As defined benefit pension plans, the company has corporate pension funds and termination allowance plans. Premium severance may be applied to employees' retirements. In addition, the company sets employee pension trust.

2. Benefit obligations as of March 31, 2006

Benefit obligation:	(198,997)
Fair value of plan assets:	121,967
Employee pension trust:	4,640
Unrecognized plan assets:	(72,389)
Allowance for Employees Retirement Benefits:	(72,389)

3. Net pension and severance costs for the years ended March 31, 2006.

Service Cost:	9,728
Interest Cost:	4,694
Difference of actuarial loss:	(17,035)
Net pension and severance costs:	(2,612)
Gain on recovery of actuarial liability:	(155)
Total:	(2,768)

(Note: (155) million yen of balance, accrued from the return completed in this fiscal year to the Japanese Government of the authorization of the employees' pension fund to make payment on behalf of the government, has been applied to extraordinary profit.

4. Assumptions used as of March 31, 2006

Discount rate: · 2.5%

Expected return on plan assets: · 0.0%

Recognition period of actuarial gain/loss: · · · · · · · · · · · · · · · · · · · 1 year

The methods of term allocations of employment benefits:

Corporate pension funds: straight-line method, Severance plan: Point method

Proposal 3

Partial changes of the Articles of Incorporation

1. Reason for Changes
   Overall changes, such as additions, modifications and removals of corporate rules are required by the Corporation Law enacted (Law No. 86 2005) on May 1, 2006.
2. Description of Changes
   The current Articles of Incorporation and the proposed changes are as follows.

(Underlined portions represent changed portions.)

Current Articles of Incorporation	Proposed Changes
Chapter 1. General rules	Chapter 1. General rules
(Newly added)	<u>(Governing Bodies)</u> <u>Article 4.</u> <u>In addition to the shareholders' meetings and directors, the Company has the following governing bodies.</u> <u>1. Board of Directors</u> <u>2. Corporate Auditors</u> <u>3. Board of Corporate Auditors</u> <u>4. Accounting Auditor</u>
(Public Notification Method) Article <u>4</u>. The Company's public notification is made using electronic method. <u>However, if electronic public notification is impracticable due to an accident or other unavoidable reasons, such notification is made via the *Nihon Keizai Shimbun*.</u>	(Public Notification Method) Article <u>5</u>. The Company's public notification is made using electronic methods. <u>However, if electronic public notification is impracticable due to an accident or other unavoidable reasons, such notification is made through a method of publishing via the *Nihon Keizai Shimbun*</u>.
Chapter 2. Shares	Chapter 2. Shares
(<u>Total Number of Shares</u>) Article <u>5</u>. The total number of shares that the Company issues is 24 million.	(<u>Total Number of Shares That May Issued</u>) Article <u>6</u>. The total number of shares that the Company <u>may</u> issue is 24 million.
(Newly added)	(<u>Issuance Of Share Certificates</u>)

	Article 7. The Company issues share certificates for its shares.
(Buy-back of Treasury Shares by Resolution of the Board of Directors) Article 6. In accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may buy back treasury shares by resolution of the Board of Directors.	(Acquisition of Treasury Shares) Article 8. In accordance with Article 165, Paragraph 2 of the Corporation Law, the Company may acquire treasury shares by resolution of the Board of Directors.
(Number of Shares per Trading Unit and Non-issuance of Share Certificates for Shares less than One Unit)	(Number of Shares per Trading Unit and Non-issuance of Share Certificates for Shares less than One Unit)

Current Articles of Incorporation	Proposed changes
Article 7. 1. The number of shares per trading unit of the Company is 100. 2. The Company does not issue share certificates for shares less than a one unit (hereinafter referred to as "shares less than one unit"). However, this Article does not apply if the share handling rules specify otherwise.	Article 9. 1. The number of shares per trading unit of the Company is 100. 2. The Company does not issue share certificates for shares less than a unit (hereinafter called "shares less than one unit") irrespective of the provisions of Article 7. However, this Article does not apply if the share handling rules specify otherwise.
(Share Transfer Agent) Article 8. 1. The Company designates the share transfer agent for its shares. 2. The share transfer agent and its administrative office are selected by resolution of the Board of Directors. 3. The Company's lists of shareholders (hereinafter including the lists of beneficial shareholders) and lost share certificates are placed at the share transfer agent's administrative office, and the Company requests that the share transfer agent conduct administrative work related to the shares including share transfers, share issuance, the receipt of registrations, registration procedures for lost share certificates and the acquisition of shares less than one trading unit. The Company does not conduct said administrative work.	(Shareholder List Administrator) Article 10. 1. The Company designates a shareholder list administrator. 2. The shareholder list administrator and its administrative office are approved by resolution of the board of directors. 3. The preparation, placement and other administrative work for the Company's lists of shareholders (hereinafter including the lists of beneficial shareholders), stock option rights, and lost share certificates are outsourced to the shareholder list administrator, and the Company does not conduct said preparation, placement and administrative work.
(Share Handling Rules) Article 9. Share certificate types, share transfers, registration procedures	(Share Handling Rules) Article 11. Handling procedures regarding shares of the Company and related

for lost share certificates, acquisition of shares less than one trading unit, other handling procedures regarding the shares of the Company and related fees are determined in accordance with the applicable laws and regulations, the Articles of Incorporation, and the share handling rules specified by the Board of Directors.	fees are determined in accordance with the applicable laws and regulations, the Articles of Incorporation, and the share handling rules specified by the Board of Directors.
(Record Date) Article 10. 1. The Company deems that shareholders (including beneficial shareholders) whose names are listed or recorded in the final list of shareholders at the end of each fiscal year are entitled to exercise their rights at the general shareholders' meetings for the respective year. 2. In addition to the case specified in the preceding Paragraph or the Articles of Incorporation, the Company may specify additional record date whenever necessary by making advance public notification.	(Deleted)

Current Articles of Incorporation	Proposed changes
Chapter 3. Shareholders' Meeting (Holding) Article 11. The general shareholders' meeting is convened within three months from the day following the end of each fiscal year, and special shareholders' meeting is convened whenever necessary.	Chapter 3. Shareholders' Meeting (Holding of Shareholders' Meeting) Article 12. The general shareholders' meeting of the Company is convened within three months from the day following the end of each fiscal year, and special shareholders' meeting is convened whenever necessary.
(Newly Added)	(Record Date for General Shareholders' Meetings) Article 13. The record date to determine the holders of voting rights for the general shareholders' meeting of the Company is March 31 every year.
(Authorized Persons to Convene a Meeting and Chairperson) Article 12. Unless otherwise specified by the applicable laws and regulations, the Director-President convenes and chairs the shareholders' meeting. However, if the Director-President is not available or such position is vacant, another director will substitute according to the order determined by the Board of Directors.	(Authorized Person to Convene a Meeting and Chairperson) Article 14. 1. The Director-President convenes and chairs the shareholders' meeting. 2. If the Director-President is not available, another director substitutes according to the order determined by the Board of Directors, and the substituting director convenes and chairs the shareholders' meeting.
(Resolution Method) Article 13. 1. Unless otherwise specified by the applicable laws, regulations, or the Articles of Incorporation, resolutions of shareholders' meetings are passed by the majority of voting rights of shareholders present at such meeting.	(Resolution Method) Article 15. 1. Unless otherwise specified by the applicable laws, regulations, or the Articles of Incorporation, resolutions of shareholders' meetings are passed by the majority of voting rights of shareholders present at such meeting and entitled to exercise the voting rights.

2. Resolutions of special shareholders' meetings defined in Article 343 of the Commercial Code are passed by two-thirds or more of the voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of voting rights of all shareholders must attend.	2. Resolutions specified in Article 309, Paragraph 2 of the Corporation Law are passed by two-thirds or more of voting rights of shareholders present at such the meeting, provided that shareholders holding one-third or more of voting rights of all shareholders entitled to exercise the voting rights must attend.
(Voting by Proxy) Article 14. If a shareholder wishes to exercise his or her voting rights by proxy, such proxy must be a shareholder who holds voting rights in the Company. (Paragraph 2 has been Newly Added)	(Voting by Proxy) Article 16. 1. A shareholder may exercise his or her voting rights by designating one shareholder who holds voting rights in the Company as his or her proxy. 2. A shareholder or his or her proxy must submit a written certificate certifying the proxy right for each shareholders' meeting.

Current Articles of Incorporation	Proposed changes
Chapter 4. Directors and Board of Directors	Chapter 4. Directors and Board of Directors
(Number of Directors) Article 15. (Description of this Article Omitted)	(Number of Directors) Article 17. (No Change)
(Election) Article 16. 1. Resolutions of the shareholders' meetings for the election of directors are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all shareholders must attend. 2. Resolutions for the election of directors are not passed by cumulative voting.	(Election Method) Article 18. 1. Resolutions of the shareholders' meetings for the election of directors are passed by the majority of voting rights of shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of all the shareholders entitled to exercise the voting rights must attend. 2. Resolutions for the election of directors are not passed by cumulative voting.
(Term of Office) Article 17. The term of office for directors expires on the conclusion of the annual shareholders' meeting corresponding to the last fiscal year within one year after the assumption of office.	(Term of Office) Article 19. The term of office for directors expires on the conclusion of the annual shareholders' meeting corresponding to the last fiscal year that ends within one year after election.
(Representative Director) Article 18. The Representative Director is elected by resolution of the Board of Directors.	(Representative Director) Article 20. The Representative Director is elected by resolution of the Board of Directors.
(Directors with Concurrent Positions) Article 19. A Director-Chairman and/or Director-President, and a few Director-Vice Presidents, Senior Managing Directors and/or Managing Directors may be elected by resolution of the Board Of Directors.	(Directors with Concurrent Positions) Article 21. The Board of Directors may elect a Director-Chairman and/or Director-President, and a few Director-Vice Presidents, Senior Managing Directors and/or Managing Directors by its resolution.

(Board of Directors) Article 20. 1. Unless otherwise specified by applicable laws and regulations, the Director-President convenes and chairs the Board of Directors' meetings. However, if the Director-President is not available or such position is vacant, another director substitutes according to the order determined by the Board of Directors.	(Authorized Persons for notice of Board of Directors' meetings and Chairperson) Article 22. 1. Unless otherwise specified by the applicable laws and regulations, the Director-President convenes and chairs the Board of Directors' meetings. 2. If the Director-President is not available for the holding of a meeting or such position is vacant, another director substitutes according to the order determined by the Board of Directors, and such director convenes and chairs the Board of Directors' meeting.

Current Articles of Incorporation	Proposed changes
	(Notification for holding of Board of Directors' Meetings) Article 23.
2. Notice of the holding of Board of Directors' meetings is sent to each director and corporate auditor no later than three days before the respective meetings. However, in cases of emergency, this period may be shortened.	1. Notice of the holding of Board of Directors' meetings is sent to each director and corporate auditor no later than three days before the respective meeting. However, in cases of emergency, this period may be shortened.
(Paragraph 2 has been Newly Added)	2. The Board of Directors' meetings may be held without notice procedures by unanimous consent of the directors and corporate auditors.
(Resolutions) Article 21. Resolutions of Board of Directors' meetings are passed by the majority of directors present at such meeting, provided that majority of directors must attend.	(Resolution Method for Board of Directors' Meetings) Article 24. 1. Resolutions of Board of Directors' meetings are passed by the majority of directors present at such meeting, provided that majority of directors entitled to vote must attend.
(Paragraph 2 has been Newly Added)	2. If an agenda item to be resolved by the Board of Directors satisfies the requirements of Article 370 of the Corporation Law, the Company deems that such agenda item has been resolved by the Board of Directors.
Chapter 5. Corporate Auditors and Board of Corporate Auditors	Chapter 5. Corporate Auditors and Board of Corporate Auditors
(Number of Corporate Auditors) Article 22. (Description of this Article Omitted)	(Number of Corporate Auditors) Article 25. (No Change)
(Election) Article 23. Resolutions of the shareholders' meetings for the election of corporate auditors are passed by the majority of voting rights of	(Election Method) Article 26. Resolutions of the shareholders' meetings for the election of corporate auditors are passed by the majority of voting rights of

shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of <u>all</u> shareholders must attend.	shareholders present at such meeting, provided that shareholders holding one-third or more of the voting rights of shareholders <u>entitled to exercise their voting rights must attend.</u>
(Term of Office) Article <u>24</u>. The term of office for corporate auditors expires on the conclusion of the annual shareholders' meeting corresponding to the last fiscal year within four years from <u>the assumption of office</u>.	(Term of Office) Article <u>27</u>. The term of office for corporate auditors expires on the conclusion of the annual shareholders' meeting corresponding to the last fiscal year <u>that ends</u> within four years <u>after election</u>.
(Full-time Corporate Auditor) Article <u>25</u>. The corporate auditors elect a full-time corporate auditor <u>from among them</u>.	(Full-time Corporate Auditor) Article <u>28</u>. The <u>Board of</u> Corporate Auditors elects a full-time corporate auditor <u>by its resolution</u>.

Current Articles of Incorporation	Proposed changes
(Board of Corporate Auditors) Article 26. Notice of holding of Board of Corporate Auditors' meetings is sent to each corporate auditor no later than three days before the respective meeting. However, in cases of emergency, this period may be shortened. (Paragraph 2 has been Newly Added)	(Notification for holding of Board of Corporate Auditors' meetings) Article 29. 1. Notice of holding of Board of Corporate Auditors' meetings is sent to each corporate auditor no later than three days before the respective meetings. However, in cases of emergency, this period may be shortened. 2. The Board of Corporate Auditors' meetings may be held without notice procedures by unanimous consent of l the corporate auditors.
(Resolutions) Article 27. Unless otherwise specified by the applicable laws, regulations, and resolutions of the Board of Corporate Auditors' meetings are passed by the majority of corporate auditors.	(Resolution Method for Board of Corporate Auditors) Article 30. Unless otherwise specified by the applicable laws, regulations, and resolutions of the Board of Corporate Auditors' meetings are passed by the majority of corporate auditors.
Chapter 6. Accounts	Chapter 6. Accounts
(Fiscal Year) Article 28. The Company's fiscal year starts on April 1 of each year and ends on March 31 of the following year.	(Fiscal Year) Article 31. The Company's fiscal year starts on April 1 of each year and ends on March 31 of the following year.
(Dividends) Article 29. Dividends are paid to shareholders listed or recorded on the final list of shareholders, or registered pledgees as of the end of each fiscal year.	(Record Date for the Payment of Dividends) Article 32. The record date for the year-end dividends payment of the Company is March 31 every year.
(Interim Dividends) Article 30. The Company may pay interim dividends to shareholders listed or recorded on the final list of	(Interim Dividends) Article 33. The Company may pay interim dividends to its shareholders with the record date of September 30 by

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shareholders, or registered pledgees as of September 30 every year by resolution of the Board of Directors.	resolution of the Board Of Directors.
(Exclusion Period for Dividend Payment) Article 31. If dividends or interim dividends are not received after three years from the commencement of dividend payment, the Company is exempted from these payments.	(Exclusion Period for Dividend Payment) Article 34. In cases where the dividends are paid in cash, and a shareholder does not receive the dividends after three years from the commencement of dividends payment, the Company is exempted from these payments.